UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

uniQure N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N90064101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N90064101	13G
1	NAMES OF REPORTING PERSONS
Bristol-Myers Squibb Company 22-0790350

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,388,108

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,388,108

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,388,108

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Calculated based on 48,743,140 shares of ordinary shares outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 5, 2024. See Item 4 for additional information.

CUSIP No. N90064101	13G
Item 1.	(a)	Name of Issuer: uniQure N.V.
	(b)	Address of Issuer’s Principal Executive Offices: Paasheuvelweg 25a 1105 BP Amsterdam, The Netherlands

Item 2.	(a)	Name of Person Filing: Bristol-Myers Squibb Company
	(b)	Address of Principal Business Office or, if None, Residence: Route 206 & Province Line Road Princeton, New Jersey 08543
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: N90064101

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

CUSIP No. N90064101	13G
Item 4.	Ownership.
	(a)	Amount beneficially owned: 2,388,108
	(b)	Percent of class: 4.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 2,388,108
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 2,388,108
		(iv)	Shared power to dispose or to direct the disposition of: 0

The percentage of ordinary shares reported owned by Bristol-Myers Squibb Company was calculated using as the denominator 48,743,140 shares of ordinary shares outstanding as of October 31, 2024, as reported on the Issuer’s Form 10-Q, filed on November 5, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024
BRISTOL-MYERS SQUIBB COMPANY
By:	/s/ Amy Fallone
Name:	Amy Fallone
Title:	Corporate Secretary